January 13, 2010

VIA EDGAR TRANSMISSION

Mr. Jay Mumford
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:             Kadant Inc.
Form 10-K for the Fiscal Year Ended January 3, 2009
                  Filed March 10, 2009
                  File No. 001-11406

Dear Mr. Mumford:

On behalf of Kadant Inc. (the Company), we hereby respond to the comments set forth in your letter dated December 29, 2009. The comments in the letter are reproduced below, together with our responses thereto.

Form 10-K for the Fiscal Year Ended January 3, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20 Results of Operations, page 26

1.             Comment:
Please provide a detailed discussion about the reasons for changes in your cash flows, results of operations and other financial statement line items in your future filings. For example, we see you indicate “excluding the effects of currency translation, revenues in 2008 decreased $47.0 million, or 13%, primarily due to a $43.1 million, or 26%, decrease in stock-preparation equipment sales. This significant decrease was due to a reduction in orders.” Your statement that revenues decreased due to a reduction in orders is too general to be helpful to investors. We also see in your “Liquidity and Capital Resource” disclosures you indicate that one of the factors offsetting the cash provided by your operating cash flows during 2008 was “The decrease in accounts payable and the increase in inventories primarily related to our stock-preparation equipment product line.” The referenced disclosures do not inform investors why accounts payable decreased or inventory increased. Please note that the objective of Management’s Discussion and Analysis is to enable investors and other users to see the company through eyes of management to provide information about the quality and potential variability of a company’s earnings and cash flow, so that investors can judge the likelihood that past performance is indicative of future performance. The discussion that is provided with respect to the results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, registrants may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Response:
We will enhance our discussion of the reasons for changes in our cash flows, results of operations and other financial statement line items in our future filings, focusing on the key factors influencing the changes being analyzed.

Item 11. Executive Compensation, page 41
Compensation Discussion and Analysis, Page 10 of the Definitive Proxy Statement on Schedule 14A

2.            Comment:
We note from your discussion under “Cash Incentive Compensation” on page 12 of the proxy statement that you have incorporated by reference into your Form 10-K that you determined cash incentive compensation in 2008 by “measur[ing] actual performance against a scale of performance that yields a bonus factor from zero to four, in the case of earnings per share growth of up to 30%, and from zero to two, in the case of return on shareholders’ equity up to 16%.” Please disclose to us with greater detail how the scales of performance were used to determine the bonus factors, as how this calculation is performed is unclear. For example, it appears the company does not use a linear progression for measuring actual performance against the scale.

Response:
As noted in our proxy statement, we use two separate performance measures that yield two bonus factors, which are weighted differently and multiplied against the reference or target bonus to determine annual cash incentive compensation. Our compensation committee uses a scale that assigns a bonus factor to a level of actual performance for each measure. The scales have been used consistently for several years by our compensation committee to determine annual cash incentive compensation.

The scale for our first performance measure, growth in earnings per share (as defined in our plan), is measured as a linear progression between zero and 30%, yielding a bonus factor of between zero and four. For example, no growth yields a bonus factor of zero; growth of 10% yields a bonus factor of 1.33; growth of 15% yields a bonus factor of 2.00; growth of 20% yields a bonus factor of 2.67; growth of 25% yields a bonus factor of 3.33; and growth of 30% and greater earns the maximum bonus factor of 4.00.

The scale for our second performance measure, return on shareholders’ equity, is measured as two linear progressions. Performance from zero to 12% is measured by a linear progression yielding a bonus factor of between zero and 1.75 and performance between 12% and 16% is measured by a linear progression yielding a bonus factor of between 1.75 and 2.0. For example, zero or a negative return on shareholders’ equity yields a bonus factor of zero; 2% return on shareholders’ equity yields a bonus factor of 0.29; 4% return on shareholders’ equity yields a bonus factor of 0.58; 8% return on shareholders’ equity yields a bonus factor of 1.17; 12% return on shareholders’ equity yields a bonus factor of 1.75; 13% return on shareholders’ equity yields a bonus factor of 1.81; 14% return on shareholders’ equity yields a bonus factor of 1.88; and 16% return on shareholders’ equity yields the maximum bonus factor of 2.00.

 In future filings, we will clarify that we use linear progressions for measuring actual performance against the scale.

Financial Statements, page F-1
Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-8
Goodwill, page F-15

3.	Comment:
We see that you completed your annual impairment test in the fourth quarter of 2008 and tested each of your three reporting units for impairment. We also see as a result of your testing, you determined that the goodwill related to the stock preparation reporting unit was impaired and you recorded a $40.3 million impairment charge to write down the goodwill associated with this reporting unit. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill and intangible assets, please tell us and revise future filings to disclose the following as necessary:

•	Tell us the last date you assessed each of your reporting unit’s goodwill for impairment, we note you only disclose you completed the test during the fourth quarter of 2008,
•
Tell us how much goodwill is allocated to each reporting unit, and whether your impairment of $40.3 million represented all, or a portion of, the goodwill related to the stock preparation reporting unit,

•
With regards to your accessories and water management and fluid handling reporting units, tell us the percentage by which fair value exceeded the carrying value as of the date of your most recent test, and discuss whether these reporting units are at risk of failing step one. In this regard, provide management’s insight regarding why certain reporting units have been affected by the economic downturn and others have not been,

•	Provide a discussion of the degree of uncertainty associated with the key assumptions used in your discounted cash flow analysis,
•	Provide a discussion of potential events and/ or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Comment:
Tell us the last date you assessed each of your reporting unit’s goodwill for impairment, we note you only disclose you completed the test during the fourth quarter of 2008.

Response:
The last impairment test of goodwill for each of our reporting units was completed as of January 3, 2009. We will disclose the actual date of our goodwill impairment test in our future filings.

Comment:
Tell us how much goodwill is allocated to each reporting unit, and whether your impairment of $40.3 million represented all, or a portion of, the goodwill related to the stock-preparation reporting unit.

Response:
The goodwill impairment of $40.3 million represented a portion of the goodwill related to the stock-preparation reporting unit. We will enhance the goodwill disclosure in our future filings by adding the following disclosure of the goodwill remaining after the impairment charge:

Our goodwill by reporting unit after the impairment charge was as follows:
Stock-Preparation                                                                $14,736,000
Accessories and Water Management                                22,769,000
Fluid-Handling                                                                       57,525,000
Total Goodwill                                                                     $95,030,000

Comment:
With regards to your accessories and water management and fluid handling reporting units, tell us the percentage by which fair value exceeded the carrying value as of the date of your most recent test, and discuss whether these reporting units are at risk of failing step one. In this regard, provide management’s insight regarding why certain reporting units have been affected by the economic downturn and others have not been.

Response:
When we evaluated the recoverability of goodwill in the fourth quarter of 2008, the accessories and water management and fluid-handling reporting units’ fair values exceeded the carrying values by 82% and 60%, respectively. Given the amounts by which the fair values exceeded the carrying values, we believe that there is a low risk of these reporting units failing step one in 2009. All of our reporting units have been negatively affected by the economic downturn. Although all of the reporting units derive revenue from the sale of both capital equipment and spare parts and consumables, the stock-preparation reporting unit is more susceptible to cyclical trends in the paper industry as a higher portion of its business is dependent on large capital equipment sales, orders for which declined sharply beginning in the fourth quarter of 2008.  Also, the accessories and water management and fluid-handling reporting units’ capital equipment sales tend to be smaller in size as compared to that of the stock-preparation reporting unit and therefore, we believe will, recover more quickly after a recession.

Comment:
Provide a discussion of the degree of uncertainty associated with the key assumptions used in your discounted cash flow analysis.

Response:
In future filings, we will enhance our disclosure in both Management's Discussion and Analysis of Financial Condition and Results of Operations and the Footnotes to the Financial Statements as follows:

The fair values of the reporting units were determined utilizing a discounted cash flow methodology and considered such assumptions as weighted average cost of capital, revenue growth, profitability, capital expenditures, and working capital requirements.

The determination of discounted cash flows is based on our long-range forecasts. The revenue growth rates included in the forecasts are our best estimates based on current and anticipated market conditions, and the profitability assumptions are projected based on current and anticipated cost structures. Long-range forecasting involves uncertainty, which increases with each successive period. Key assumptions, such as revenue growth rates and profitability, especially in the outer years, involve a greater degree of uncertainty.

Comment:
Provide a discussion of potential events and/ or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Response:
In future filings, we will add the following to both Management's Discussion and Analysis of Financial Condition and Results of Operations and the Footnotes to the Financial Statements:

Our judgments and assumptions regarding the determination of the fair value of an intangible asset or goodwill associated with an acquired business could change as future events impact such fair values. The revenue and growth rates included in the forecasts are our best estimates based on current and anticipated market conditions, and the profitability assumptions are projected based on current and anticipated cost structures. A prolonged continuation of the economic downturn, continued weakness in demand for our products, especially capital equipment products, or further contraction in capital spending by paper companies in our key markets, such as China, could negatively affect the revenue and profitability assumptions used in our assessment of goodwill and intangible assets, which could result in additional impairment charges.

Acknowledgement by the Company

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 978-776-2012 if you have any questions or comments regarding this response.

Very truly yours,

/s/ Thomas M. O’Brien
Thomas M. O’Brien
Executive Vice President and Chief Financial Officer